                                                              EXHIBIT (a)(3)(iv)

ANNOUNCING . . .

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen Senior Floating Rate Fund to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's twenty-first quarterly Tender Offer commencing on April 18, 2003. The purpose of the offer is to attempt to provide liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class C Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc., subject to certain limitations. Please note that the Class C Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the "Early Withdrawal Charge" schedule of the Trust.

     The Trust is offering to purchase up to 11,993,822 of its common shares at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Time on May 16, 2003, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Time on May 16, 2003, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than one year.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated April 18, 2003, and the related Letter of Transmittal. Copies are available to you upon request by calling Van Kampen's Investor Services Department at (800) 341-2911.

     Shareholders may tender by completing and returning the Letter of Transmittal by May 16, 2003. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on May 16, 2003 (trade date of the Tender Offer).

----------------------------------------------------------------------------------------------------------
                  FUND NAME                  NUMBER    SYMBOL      CUSIP      TENDER START    TENDER END
----------------------------------------------------------------------------------------------------------
    VK Senior Floating Rate Fund              259      VKSFR     920960101      04/18/03       05/16/03
----------------------------------------------------------------------------------------------------------

          PLEASE DIRECT YOUR TENDER QUESTIONS TO THE FOLLOWING AREAS:

 MAIN OFFICE OPERATIONS: BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800)
                                   421-3863.

  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 341-2911.

     This material is prepared for internal or financial professional use only. It may not be reproduced or shown to members of the public or used in written form as sales literature. Such use would be in violation of the NASD code of conduct. This material is subject to change, please consult the prospectus. 3672F02-ANFP-04/03 Member NASD/SIPC